Proxy Results - MuniYield Florida Fund
Meeting Date: 12/15/2000
Record Date: 10/20/2000
As of: 8/4/2000

				Units Voted			Percentage of Total Outstanding Units Voted					Percentage of Total Units Voted

	Shares Needed	Outstanding	Votes Needed							Votes Received
Fund	To Pass	Shares	50% + 1	For	Against	Abstain	For	Against	Abstain	over 50% + 1	Proposal 1 (Trustees)	For	Against	Abstain

Proposal 1 - Common	3,996,922.000	7,993,842.000	3,996,922.000	4,519,687.000	142,641.000	161,386.000	56.54%	1.78%	2.02%	522,765.000		93.70%	2.96%	3.35%

Proposal 1 - Preferred	1,101.000	2,200.000	1,101.000	2,146.000	54.000	0.000	97.55%	2.45%	0.00%	1,045.000	Brackenridge	97.55%	2.45%	0.00%

Last Updated on 08/08/2000
By Win95 User